Law Offices of Thomas E. Puzzo, PLLC

3823 44th Ave. NE

Seattle, WA 98105

USA

Direct: +1 (206) 522-2256

E-mail: tpuzzo@puzzolaw.com

May 6, 2022

VIA EDGAR

Division of Corporation Finance

Office of Trade and Services

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	New Momentum Corp. Amendment No. 4 to Registration Statement on Form S-1 Filed January 6, 2022 File No. 333-257302

Dear Sir or Madam:

We hereby submit the information in this letter, on behalf of our client, the Company, in response to the letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated January 27, 2022. Amendment No. 5 to the Company’s referenced Form S-1 was filed with the Commission via EDGAR May 6, 2022.

The Staff’s comments are reproduced in bold italics in this letter, and the Company’s responses to the staff’s comments follow each staff comment. References to page numbers are made to the redlined Amendment No. 5 to the Form S-1.

Amendment No. 4 to Registration Statement on Form S-4 filed January 6, 2022

Prospectus Cover Page

1.

Please disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and whether and how the Holding Foreign Companies Accountable Act and related regulations will affect your company. Please make conforming changes in your prospectus summary.

Company response: In response to this comment, the Company has included the requested disclosure on the prospectus cover page.

Prospectus Summary, page 5

2.

We note your response to comment 1. Please include the substance of your response in the prospectus summary. Your disclosure should make clear that no transfers, dividends, or distributions have been made to date, as you state in your response, if true.

Company response: In response to this comment, the Company has included the requested disclosure on page 5.

Permissions under Hong Kong Law and PRC Law, page 7

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3.

We note your response to comment 2. Please update your disclosure to address the applicability of the new regulations announced by the Cyberspace Administration of China on January 4, 2022 that will go into effect on February 15 and that will require internet platform operators holding data of more than 1 million users to undergo a network security review. In addition, please make conforming revisions to your cybersecurity risk factor beginning on page 17.

Company response: In response to this comment, the Company has included the requested disclosure on pages 7 and 17.

Risk Factors

"The audit report included in this prospectus is prepared by an independent registered public accounting firm who is based in Malaysia . . ., page 18

4.

We note your response to comments 3 and 4, as well as your amended disclosure that "the U.S. Senate passed a bill which, if passed by the U.S. House of Representatives and signed into law, would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two." Additionally, please state that such decrease to two non-inspection years would reduce the time period before your securities may be prohibited from trading or delisted. Please also discuss that, pursuant to the HFCA Act, the PCAOB has issued its report notifying the Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong.

Company response: In response to this comment, the Company has expended its disclosure under the referenced risk factor on page 18.

Please contact the undersigned with any questions or comments.

Very truly yours,

By:	/s/ Thomas E. Puzzo

Thomas E. Puzzo

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